FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 27 February 2006

REED ELSEVIER NV (Registrant)

Radarweg 29
1043 NX
The Netherlands
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	27 February 2006

NEWS RELEASE
Issued on behalf of Reed Elsevier NV
27 February 2006
Capital Group International, Inc. notification of 5.4% interest in shares
Reed Elsevier NV announced today that it received copy of a Schedule 13G notification by Capital Group International, Inc (‘GGII’) pursuant to Rule 13d-1(b) under the United States Securities and Exchange Act of 1934. The Schedule mentions a 5.4% interest in Reed Elsevier NV ordinary shares held by CGII and its affiliated investment management companies. CGII explained that neither it nor any of its affiliates owns any shares in Reed Elsevier NV for its own account, and that the shares reported in the Schedule 13G notification are held under discretionary investment management arrangements and for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control.
-Ends-
For further information please contact
Catherine May: +44 (0)20 7166 5657